UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 5)

                                            BVR TECHNOLOGIES LTD.

(Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.5 PER SHARE

(Title of Class of Securities)

                                                            M2051410

(CUSIP Number)

Doron Feinberg, Adv. Clal Industries and Investments Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075795 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                          July 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Technologies (1997) Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Shelly Dankner-Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M2051410
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 595,770 shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 595,770 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,770 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.06%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 5 amends items 3 and 5 of this Statement on Schedule 13D, as previously filed with the Securities and Exchange Commission. Unless otherwise defined in this Amendment No. 5 to Schedule 13D, capitalized terms have the meanings given them in the Schedule 13D previously filed.

Item 3. Source and Amount of Funds or Other Consideration

On various dates from July 18, 2003 through July 29, 2003, Clal Industries sold an aggregate of 940,100 Ordinary Shares in open market transactions on the NASDAQ at prices ranging from $0.360 to $0.180 per share.

On various dates from July 21, 2003 through July 22, 2003, Clal Technologies sold an aggregate of 329,200 Ordinary Shares, constituting all the Ordinary Shares of the Issuer owned by it, in open market transactions on the NASDAQ at prices ranging from $0.320 to $0.300 per share. As of July 22, 2003, Clal Technologies no longer held beneficially or of record, Ordinary Shares of the Issuer. As a result of such sale, Clal Technologies ceased to be a Reporting Person.

Item 5. Interest in Securities of the Issuer

The Issuer has advised the Reporting Persons that there were 9,836,528 Ordinary Shares outstanding on July 31, 2003. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

The following table sets forth the sales of Ordinary Shares made by Clal Industries from July 18, 2003 through July 29, 2003. All such sales were made in open market transactions on NASDAQ.

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share

July 18,2003	3,000	$ 0.341
July 18,2003	7,200	$ 0.342
July 18,2003	12,900	$ 0.330
July 18,2003	16,200	$ 0.360
July 18,2003	23,800	$ 0.350
July 18,2003	38,400	$ 0.340
July 23,2003	3,500	$ 0.250
July 23,2003	81,875	$ 0.240
July 23,2003	379,625	$ 0.230
July 24,2003	40,000	$ 0.230
July 24,2003	50,000	$ 0.210
July 24,2003	90,000	$ 0.220
July 25,2003	17,000	$ 0.220
July 25,2003	19,000	$ 0.210
July 25,2003	28,100	$ 0.200
July 28,2003	400	$ 0.181
July 28,2003	20,000	$ 0.200
July 28,2003	70,500	$ 0.180
July 29,2003	38,600	$ 0.190

The following table sets forth the sales of Ordinary Shares made by Clal Technologies from July 21, 2003 through July 22, 2003. All such sales were made in open market transactions on NASDAQ.

Date of Transaction	Number of Ordinary Shares Sold	Price Per Ordinary Share

July 21,2003	94,800	$ 0.320
July 21,2003	35,000	$ 0.310
July 21,2003	5,965	$ 0.300
July 22,2003	17,900	$ 0.310
July 22,2003	4,400	$ 0.301
July 22,2003	171,135	$ 0.300

Except as disclosed above, none of the Reporting Persons purchased or sold any Ordinary Shares of the Issuer since May 19, 2003, the date of the last transaction reported in Amendment 4.

As a result of the sales of Ordinary Shares in open market transactions on NASDAQ, Clal Industries, IDB Holding, IDB Development, and the Reporting Persons who are natural persons may be deemed to share the power to vote and to dispose of an aggregate of 595,770 Ordinary Shares, directly held by Clal Industries.

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003
CLAL INDUSTRIES AND TECHNOLOGIES (1997) LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
AVRAHAM LIVNAT
RUTH MANOR

By:	IDB HOLDING CORPORATION LTD.
By: (Signed)__________________________

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Industries and Technologies (1997) Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibit 5-11 to Amendment No. 4.

Exhibit 1
(Information provided as of July 18, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Investments Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies, Attorney

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat Taavura Junction, Ramla 72102, Israel	Director and Co-Chief Executive Officer	Vice President of Taavura Holdings and Co-Chief Executive Officer of Clal Industries

Avi Fischer 11 Beit Zuri St. Ramat Aviv, Tel-Aviv, Israel	Director and Co-Chief Executive Officer

Partner in Fischer, Behar, Chen & Co. law firm, Chairman of Ganden tourism & Aviation Ltd., Vice-Chairman of Ganden Holdings Ltd., Director of companies and Co-Chief Executive Officer of Clal Industries

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of Automobile Companies

Lior Hannes 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder owner and president of Aktiva group

Mark Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Director of Companies

Yecheskel Dovrat 1 Nachshon St. Ramat Hasharon, Israel	Director	Economical consultant & Director of companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Chief Executive Officer of IDB Holding and IDB Development

David Leviatan 18 Mendele Street Herzelia, Israel	Director	Director of Companies

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of Companies

Aliza Rotbard 6, Rosenblum Street; #6101 Sea & Sun Tel Aviv, Israel	External Director	C.E.O of DOORS Information Systems, Inc.

Azri Gonen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of Clal Industries

Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and General Counsel	General Counsel of Clal Industries

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and Controller	Controller of Clal Industries

Gonen Bieber **** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President of Finance Manager	Finance Manager of Clal Industries

Guy Rosen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**	Mr. Darko Horvat is a citizen of Slovenia.
***	Mr. Mark Schimmel is a citizen of Great Britain.
****	Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 2

(Information provided as of July 18, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Technologies (1997) Ltd.:
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Controller of Clal Industries

Gonen Bieber * 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Finance Manager of Clal Industries

*     Mr. Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 3

(Information provided as of July 18, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers, Directors and Persons Controlling
IDB Holding Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies, Attorney

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat Taavura Junction, Ramla 72102, Israel	Director	Vice President of Taavura Holdings and Co-Chief Executive Officer of Clal Industries

Avi Fischer 11 Beit Zuri St. Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm, Chairman of Ganden tourism & Aviation Ltd., Vice-Chairman of Ganden Holdings Ltd., Director of companies and Co-Chief Executive Officer of Clal Industries

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of Automobile Companies

Lior Hannes 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder owner and president of Aktiva group

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & CEO of UKI Investments

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	Chief Executive Officer Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	CEO of IDB Holding and IDB Development

Rolando Eisen 2A Geiger Street Neveh Avivim, Tel Aviv, Israel	Independent Director	Director of Companies

Meir Rosenne 14 Aluf Simhony Street Jerusalem, Israel	Director	Attorney

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Holding and IDB Development

Rina Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Controller	Controller of IDB Holding and IDB Development

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**	Mr. Darko Horvat is a citizen of Slovenia.
***	Mr. Jacob Schimmel is a citizen of Great Britain.
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 4

(Information provided as of July 18, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
IDB Development Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship is Israel, unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies, Attorney

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat Taavura Junction, Ramla 72102, Israel	Director	Vice President of Taavura Holdings and Co-Chief Executive Officer of Clal Industries

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	Chief Executive Officer of Automobile Companies

Lior Hannes 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder owner and president of Aktiva group

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & CEO of UKI Investments

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	Chief Executive Officer Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	CEO of IDB Holding and IDB Development

Abraham Ben Joseph 87 Haim Levanon St., Tel Aviv, Israel	Director	Director of Companies

Arnon Gafny 55 Moshe Kol St., Jerusalem, Israel	Independent Director	Economist

Rami (Avraham) Mardor 33 Haoranim St., Kfar Shmariyahu, Israel	Independent Director	Director of Companies

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Holding and IDB Development

Avi Shani 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development

Rina Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Controller	Controller of IDB Holding and IDB Development

*	Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**	Mr. Darko Horvat is a citizen of Slovenia.
***	Mr. Jacob Schimmel is a citizen of Great Britain.
****	Ms. Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.